UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                                                Commission File Number: 1-13856


                           NOTIFICATION OF LATE FILING

             (Check One) [ ] Form 10-K and Form 10-KSB [ ] Form 11-K
           [ ] Form 20-F [x] Form 10-Q and Form 10-QSB [ ] Form N-SAR
                        For Period Ended: March 31, 2003

                       [ ] Transition Report on Form 10-K
                       [ ] Transition Report on Form 20-F
                       [ ] Transition Report on Form 11-K
                       [ ] Transition Report on Form 10-Q
                       [ ] Transition Report on Form N-SAR
                      For the Transition Period Ended: N/A

Nothing in this Form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: ______________

PART I - REGISTRANT INFORMATION

Full Name of Registrant:   SEL-LEB MARKETING, INC.

Former name if applicable: N/A

         Address of Principal
         Executive Office (Street and Number):  495 RIVER STREET
                                                PATERSON, NJ 07524

PART II - RULES 12B-25(B) AND (C)

If the subject report could not be filed without unreasonable effort or expense and the Registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(X)     (a)       The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;


        (b) The subject annual report, semi-annual report, transition report on Form 10-K[SB], Form 20-F, Form 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q[SB], or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

        (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K[SB], 11-K, 20-F, 10-Q[SB], N-SAR, or the transition report portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed.)

The Registrant's Form 10-QSB for the quarter ended March 31, 2003 could not be filed within the prescribed time period since the Registrant's Form 10-KSB for the year ended December 31, 2002 has not yet been completed and filed. In addition the Registrant has encountered unforeseen difficulties in connection with the preparation of its 10-QSB.

PART IV - OTHER INFORMATION

         (1) Name and telephone number of person to contact in regard to this notification:

         GEORGE FISCHER          (973)                225-9880
         -----------------------------------------------------------------------
         (Name)               (Area Code)         (Telephone Number)

         (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). [ ] Yes [x] No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                  [X] Yes    [ ] No

If so: attach an explanation of the anticipated change, both narratatively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

SEL-LEB MARKETING, INC.  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date:  May 16, 2003                               /s/ GEORGE FISCHER
                                               -----------------------------
                                                  George Fischer
                                                  Chief Financial Officer
                                                  (Principal Financial and
                                                  Accounting Officer)

                            ATTACHMENT TO PART IV OF
                                 FORM 12b-25 OF

                             SEL-LEB MARKETING, INC.


Registrant has not yet filed its Form 10-KSB for the year ended December 31, 2002.

With respect to its Form 10-QSB for the quarter ended March 31, 2003, the registrant cannot reasonably estimate its results of operations to be reflected in its statements of operations, due to unforeseen difficulties in obtaining information essential to these estimates. However, the Registrant anticipates that its results of operations will be significantly lower than those of the same period last year.